UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39556

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBITS

99.1	Press release — Chindata Group Announces Completion of Going Private Transaction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chindata Group Holdings Limited

By:	/s/ Huapeng Wu
Name:	Huapeng Wu
Title:	Chief Executive Officer

Date: December 18, 2023

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release— Chindata Group Announces Completion of Going Private Transaction